Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number: 2014/243852/06
Share codes: SSW (JSE) and SBSW(NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House - Building 11 - Ground Floor Cnr
14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater updates on plans for the Sandouville refinery and its pCAM project

Johannesburg, 21 August 2024: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) acquired the Sandouville nickel refinery (Sandouville refinery) in 2022 with a view to producing nickel sulphate, targeting the European battery supply chain.

Investigations into the potential for this highlighted the possible benefits of producing pre-cursor cathode active material (pCAM) by repurposing the existing Sandouville refinery chloride processing infrastructure. As announced in March 2024, this was confirmed by a scoping study, which confirmed the encouraging potential to produce pCAM. A pre-feasibility study (PFS) is currently underway to determine the viability of producing pCAM for the European battery ecosystem through a novel, in-house process. A positive outcome from definitive feasibility studies will enable a final investment decision on the repurposing of the Sandouville refinery to pCAM production (the GalliCam project). To date, the outlook for the GalliCam project is encouraging.

The novel process that has been conceptualised and designed by our internal team in the European region will enable pCAM to be produced directly from mixed hydroxide precipitate (MHP) in a chloride medium, allowing for fewer production steps, lower energy consumption, reduced carbon emissions, and generation of fewer waste products per tonne of pCAM compared to existing sulphate-based processing routes. Utilising this chloride-based process is expected to contribute towards competitive pCAM production costs from Sandouville.

Notable progress since Q1 2024 includes:

- pCAM has been successfully produced at the Sandouville plant on a laboratory scale
- An application for a patent for the novel pCAM process was filed in July 2024

The GalliCam project offers the Sandouville refinery an exciting brownfield alternative to leverage the existing chloride facility and skills-base into producing pCAM for the European market using a different feed source, MHP, to the nickel matte currently being refined at the Sandouville refinery.

In order to address the Sandouville refinery's projected losses and to prepare it for potential production of pCAM, Sibanye-Stillwater has reached agreement to terminate a key commercial supply contract with supply culminating on or before 31 December 2024.

Furthermore:

- The agreed cost to terminate the supply agreement is approximately US$37 million
- Refining of inventory and sales will continue into Q1 2025
- Negotiations to terminate other related contracts are ongoing
- As part of the permitting process for the GalliCam project, voluntary consultation managed by Sibanye-Stillwater with local stakeholders in France will be undertaken during September and October 2024
- The construction of a pilot plant representing a small-scale pCAM precipitation process is underway at the Sandouville refinery site and is planned to begin testing from the end of Q3 2024.

Neal Froneman, CEO of Sibanye-Stillwater commented: "Despite the significant operational and cost improvements achieved recently, the Sandouville refinery remains loss making and, as such, we thank our partners for their understanding and consideration in allowing for the consensual cancellation of the supply agreement. We are excited to be progressing with our battery metals strategy of developing downstream exposure to Europe's battery metals value chain. We look forward to working with all stakeholders, including the French authorities, to build a leading pCAM facility in Europe."

There will be no changes to the Sandouville refinery's production guidance for 2024. Sibanye-Stillwater will provide further information on the GalliCam project as the studies advance. The results of the PFS will determine which activities will be undertaken at the Sandouville site during 2025 to 2026.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
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Sponsor: J.P. Morgan Equities South Africa Proprietary Limited